April 5, 2021

Christina DiAngelo Fettig

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Arrow Investments Trust, File Nos. 333-178164 and 811-22638 and

Arrow ETF Trust, File Nos. 333-177651 and 811-22624

Dear Ms. DiAngelo Fettig:

On March 5, 2021, you provided verbal comments to Krisztina Nadasdy with respect to a response letter filed on February 25, 2021 responding to comments regarding certain prospectus and shareholder report filings for certain series (each, a “Fund”) of Arrow Investments Trust and Arrow ETF Trust (each, a “Registrant” and collectively, the “Registrants”) as described below. Please find below the applicable Registrant’s responses to comments received on March 5, 2021, which the Registrants have authorized Thompson Hine LLP to make on their behalf.

Comment 1. In the N-CEN filing for Arrow Dow Jones Global Yield ETF (“GYLD”) for the fiscal year ended January 31, 2021, the response to Item C.3 indicates that the Dow Jones Composite Yield Index (the “Index”) was constructed by an affiliate of the Fund and exclusively for the Fund. If the Index was created exclusively for the Fund, please explain how it constitutes a “broad based securities market index” as defined in Item 27(b), Instruction 5, of Form N-1A.

Response. The Registrant confirms that these N-CEN items were marked in error and that the items will be updated in future filings. As noted in the original response filed on February 25, 2021, the Index is not affiliated with the Fund, Arrow Investment Advisors, LLC (the “Adviser”) or the principal underwriter. For the first year of the Fund’s operations (May 8, 2012 to May 8, 2013) the Index was exclusively licensed to the Fund, however, the exclusivity provision has lapsed. According to the relevant instruction in Form N-1A, a “broad-based securities market index is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Registrant believes that the Index satisfies this definition because the Index is not affiliated with the Fund, the Adviser or the principal underwriter and can be described as “broad-based” as discussed in the letter filed on February 25, 2021.

Comment 2. In the Response Letter dated February 25, 2021, the Registrant noted that fixed fees and variable charges received by the ETFs were recorded as capital stock transactions. Please confirm that future filings will disclose the accounting policies related to the fixed fees and variable charges. Further, please explain where variable fees were accounted for in the GYLD Annual Report dated January 31, 2020, reference is made to Note 5, which states the Fund received both fixed and variable fees, however, only the variable fees appear in the Statement of Changes in Net Assets.

April 5, 2021

Response. In future filings, the Fund will add disclosure regarding the accounting policies for fixed and variable charges. GYLD is under a unitary fee arrangement, and as such, the fixed fees were received directly by the Adviser and not the Fund, and were used to offset the custody fees and expenses incurred when processing orders and effecting trades for the Fund. Because these fees are received directly by the Adviser, they are not included in the Statement of Changes in Net Assets. Variable charges were included in the Statement of Changes in Net Assets, because the Adviser did not use the fees to offset the custody fees and expenses and the charges were paid to the Fund.

Comment 3. Please explain the calculations used to determine the expense ratio of 0.77% that is disclosed in the Expense Example in the Annual Report dated July 31, 2020 for the Arrow DWA Tactical: International ETF (formerly the Arrow DWA Country Rotation ETF) (“DWCR”). When using 1.26% from the Semi-Annual report and 1.15% as the annual ratio, the Staff calculates the ratio as 1.03%.

Response. The expense ratio was calculated by taking the expenses accrued during the six-month period (from 1/31 to 7/31), dividing by the same period’s average net assets and then annualizing.

Comment 4. In response to the following comment, the Registrant indicated that Arrow DWA Tactical: Macro Fund (formerly Arrow DWA Tactical Fund) (“Macro Fund”), Arrow DWA Tactical: Macro ETF (formerly Arrow DWA Tactical ETF) (“DWAT”) and Arrow DWA Tactical: Income Fund (formerly Arrow Dynamic Income Fund) (“Income Fund”) would be marked as “fund of funds” on future N-CEN filings:

Please explain why Item C.3.e (“Fund of Funds”) was not checked for the following Funds in the N-CEN for Arrow Investments Trust for the period ended July 31, 2020: Macro Fund, DWAT, Arrow DWA Tactical: Balanced Fund (“Balanced Fund”), Income Fund, and Arrow Managed Futures Strategy Fund (“Managed Futures”).

Please confirm that the comment was considered with respect to Balanced Fund and Managed Futures, and please advise whether “fund of funds” should be marked with respect to these funds as well.

Response. The Registrant confirms that Balanced Fund and Managed Futures, in addition to the Macro Fund, DWAT and Income Fund, will be marked as a “fund of funds” in future N-CEN filings.

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If you have any questions or additional comments, please call Andrew J. Davalla at (614) 469-3353.

Sincerely,

/s/Andrew J. Davalla_______

Andrew J. Davalla